FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,                     November                         2003
                                      -----------------------       -----------
Commission File Number                001-13718
                                      -----------------------       -----------


                             MDC CORPORATION INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                     Form 40-F              X
                      ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                  No                              X
                      ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX


       Document                                                        Page No.

          1.              News Release dated November 18, 2003             4
          2.              News Release dated November 20, 2003             7
          3.              Third Quarter Report for the nine months
                          ended September 30, 2003                        11

                                                                    Document 1

                          MDC [LOGO OMITTED] PARTNERS

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE


FOR:                   MDC Corporation Inc.
                       45 Hazelton Avenue
                       Toronto, Ontario M5R 2E3

CONTACTS:              Miles S. Nadal                 Peter M. Lewis
                       Chairman, President & CEO      Executive Vice-President & CFO
                       (416) 960-9000 Ext.223         (416) 960-9000 Ext. 272

                       Walter Campbell                Trevor Maunder
                       Senior Vice-President Finance  Director, Investor Relations
                       (416) 960-9000 Ext.336         (416) 960-9000 Ext.226

TSE Stock Symbol:      MDZ.A
NASDAQ Stock Symbol:   MDCA
Website:               www.mdccorp.com
                       ---------------


/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

             MDC CORPORATION INC. ANNOUNCES FILING OF PRELIMINARY
           PROSPECTUS FOR THE ISSUANCE OF 3,903,451 ADJUSTABLE RATE
                 EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028

        THE SECURITIES WILL EACH BE EXCHANGEABLE INTO A UNIT OF CUSTOM
                              DIRECT INCOME FUND

TORONTO, Ontario (November 18, 2003) - MDC Corporation Inc. operating as MDC Partners ("MDC") of Toronto today announced that it filed a preliminary prospectus with the securities regulatory authorities in each of the provinces of Canada to offer 3,903,451 Adjustable Rate Exchangeable Securities due December 31, 2028. The proceeds will be used for general corporate purposes. Interest payments on the Exchangeable Securities will be made in the same amount and on the same dates as the distributions paid on units of Custom Direct Income Fund (the "Fund"), but in no event will the monthly payment be less than 0.25% per month (3.0% per annum). The offering is being underwritten by a syndicate led by CIBC World Markets Inc., which includes TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners.

A holder of an Exchangeable Security will have the right to exchange the security for a unit of the Fund once MDC has effectively exchanged its 20% ownership of Custom Direct, Inc. into units of the Fund. MDC's shares of Custom Direct, Inc. are effectively exchangeable into units of the Fund once
(a) the Fund has earned audited EBITDA of approximately US$22.2 million for the year ending December 31, 2003 or for any fiscal year subsequent to 2003, and (b) the Fund has made average monthly per unit cash distributions of at least $0.1125 for the period from May 29, 2003 to December 31, 2003 or for any fiscal year subsequent to 2003. For purposes of determining whether the EBITDA target has been met, the audited financial statements for the year ending December 31, 2003 are anticipated to be prepared by March, 2004. The Exchangeable

Securities will also be redeemable by MDC for units of the Fund or for cash in certain circumstances.

"We are very excited about the opportunity to continue to increase the liquidity of MDC's balance sheet through the monetization of value in non core assets. This transaction is an important incremental milestone enabling MDC to continue to focus on its core business of marketing and communications services. We are very pleased to have the opportunity to crystallize significant value for the shareholders of MDC through this offering and recent transactions including the initial public offering of the Custom Direct Income Fund and the initial public offering of the Davis + Henderson Income Fund. Custom Direct, Inc. is an outstanding organization and we have every confidence in its future prospects," said Miles Nadal, Chairman and Chief Executive Officer of MDC.

About MDC Partners

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 2

                          MDC [LOGO OMITTED] PARTNERS

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE


FOR:                  MDC Corporation Inc.
                      45 Hazelton Avenue
                      Toronto, Ontario M5R 2E3

CONTACTS:             Miles S. Nadal                   Peter M. Lewis
                      Chairman, President & CEO        Executive Vice-President & CFO
                      (416) 960-9000 Ext.223           (416) 960-9000 Ext. 272

                      Walter Campbell                  Trevor Maunder
                      Senior Vice-President Finance    Director, Investor Relations
                      (416) 960-9000 Ext.336           (416) 960-9000 Ext.226

TSE Stock Symbol:     MDZ.A
NASDAQ Stock Symbol:  MDCA

Website:              www.mdccorp.com
                      ---------------


/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

          MDC CORPORATION INC. OFFERING OF 3,400,000 ADJUSTABLE RATE EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028 PRICED AT $8.75 PER SECURITY FOR GROSS PROCEEDS OF APPROXIMATELY $30 MILLION

       GROSS PROCEEDS OF $34 MILLION IF OVER-ALLOTMENT OPTION EXERCISED

        THE SECURITIES WILL EACH BE EXCHANGEABLE INTO A UNIT OF CUSTOM
                              DIRECT INCOME FUND

TORONTO, Ontario (November 20, 2003) - MDC Corporation Inc. operating as MDC Partners ("MDC") of Toronto today announced that it entered into an underwriting agreement with a syndicate of underwriters in connection with its offering of 3,400,000 Adjustable Rate Exchangeable Securities due December 31, 2028 at an offering price of $8.75. MDC has also granted the underwriters an over-allotment option to purchase up to an additional 503,451 Exchangeable Securities at the same price, exercisable at any time until 30 days following closing. Net proceeds are expected to be $27.5 million, or $31.7 million if the over-allotment option is exercised in full, and will be used for general corporate purposes. The securities will pay interest monthly at a rate equal to the actual distribution by Custom Direct Income Fund in that month. The offering is being underwritten by a syndicate led by CIBC World Markets Inc., which includes TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Griffiths McBurney & Partners. Closing is expected to occur on or about December 8, 2003.

A holder of an Exchangeable Security will have the right to exchange the security for a unit of the Fund once MDC is entitled to effectively exchange its 20% ownership of Custom Direct, Inc. into units of the Fund. MDC's shares of Custom Direct, Inc. are effectively exchangeable into units of the Fund once (a) the Fund has earned audited EBITDA of approximately US$22.2 million for the year ending December 31, 2003 or for any fiscal year subsequent to 2003, and
(b) the Fund has made average monthly per unit cash distributions of at least $0.1125 for the period from May 29, 2003 to December 31, 2003 or for any fiscal year subsequent to 2003. For purposes of determining whether the EBITDA target has been met, the audited financial statements for the year ending December 31, 2003 are anticipated to be prepared by March, 2004.

"We are very excited about the opportunity to continue to increase the liquidity of MDC's balance sheet through the monetization of value in non core assets. This transaction is an important incremental milestone enabling MDC to continue to focus on its core business of marketing and communications services. We are very pleased to have crystallized significant value for the shareholders of MDC through this offering and recent transactions including the initial public offering of the Custom Direct Income Fund and the initial public offering of the Davis + Henderson Income Fund. Custom Direct, Inc. is an outstanding organization and we have every confidence in its future prospects," said Miles Nadal, Chairman and Chief Executive Officer of MDC.

About MDC Partners

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 3

                                [logo omitted]
                             MDC Corporation Inc.

                             Third Quarter Report
                     Nine months ended September 30, 2003

                             Financial Highlights

  Consolidated Financial Summary
  (in thousands of U.S. dollars, except per share amounts) (unaudited)
  Three months ended September 30                                                2003            2002         % Change
-----------------------------------------------------------------------------------------------------------------------

  Gross billings                                                              132,140         140,545            -   6
                                                                        -----------------------------------------------
  Revenues                                                                     68,088          88,548            -  23
  Operating income before other income (charges)                                7,836          11,281            -  31
  Cash flow from operations                                                     5,867           7,633            -  23
  Net income for the period                                                     3,341           4,179            -  20
  Earnings per share
  Basic                                                                          0.17            0.23            -  26
  Diluted                                                                        0.15            0.16            -   6
  Cash flow per share
  Basic                                                                          0.30            0.32            -   6
  Diluted                                                                        0.26            0.25            +   4
  Weighted average number of shares outstanding
  Basic                                                                    18,361,746      16,915,341            +   9
  Diluted                                                                  23,249,320      26,558,351            -  12
                                                                       ================================================


  Nine months ended September 30                                                 2003            2002         % Change
-----------------------------------------------------------------------------------------------------------------------

  Gross billings                                                              410,304         453,614            -  10
                                                                        -----------------------------------------------
  Revenues                                                                    236,928         299,952            -  21
  Operating income before other income (charges)                               25,769          40,397            -  36
  Cash flow from operations                                                    13,282          17,236            -  23
  Net income for the period                                                    12,565          91,721            -  86
  Earnings per share
  Basic                                                                          0.67            5.38            -  88
  Diluted                                                                        0.55            3.61            -  85
  Cash flow per share
  Basic                                                                          0.71            0.98            -  28
  Diluted                                                                        0.58            0.69            -  16
  Weighted average number of shares outstanding
  Basic                                                                    17,397,476      16,915,341            +   3
  Diluted                                                                  23,541,571      25,501,775            -   8
                                                                        ===============================================

                      Management's Discussion & Analysis

The following discussion focuses on the operating performance of MDC Corporation Inc. (the "Company") for the three- and nine-month periods ended September 30, 2003 and 2002, and the financial condition as at September 30, 2003. This analysis should be read in conjunction with the consolidated interim financial statements presented in this interim report and the annual audited consolidated financial statements and Management's Discussion and Analysis presented in the Annual Report to Shareholders for the year ended December 31, 2002. All amounts are in U.S. dollars unless otherwise stated.

Overview
Effective September 30, 2003, MDC has adopted the U.S. dollar as its reporting currency in order to more fully reflect the global nature of the Company's business and shareholder base. In addition, MDC has modified its financial statement presentation to improve investors' ability to compare the Company's results with those of most other publicly traded businesses in the marketing communications industry.

The third quarter financial results reflect both MDC's strategy to focus resources on Marketing Communications and management's commitment to the profitable operation of the remaining non-core businesses. During the quarter, MDC successfully completed the privatization of Maxxcom, the acquisition of the 15% interest in Metaca, the Canadian card operation, owned by Symcor Inc., and the sale of its remaining units of the Custom Direct Income Fund (the "Fund") by way of a fully underwritten private placement. MDC continues to own a 20% subordinated interest in Custom Direct, which may be exchangeable into units of the Fund after December 31, 2003. Significant progress was also made with regard to the implementation of state-of-the art equipment at Ashton-Potter, our U.S. stamp operation, in preparation for increased production expected to commence by the end of the year.

Three Months Ended September 30, 2003 Compared with the Three Months Ended September 30, 2002

Revenues
Consolidated revenues for the quarter ended September 30, 2003 totaled $68.1 million, representing a decrease of 23% or $20.4 million from the revenues of $88.5 million reported for the same quarter of 2002.

Gross billings of the Marketing Communications Division increased 18% or $17.3 million compared with the third quarter of last year and revenues were $47.5 million, $5.3 million or 12% higher than the $42.2 million achieved in the same prior-year period. The improvement in revenues resulted from an increase in demand for database management, direct marketing services, corporate communications and advertising in the United States.

The third quarter revenues generated by the Secure Transactions Division were $18.9 million. The decrease of $26.6 million or 58% compared to the 2002 third quarter is primarily due to the revenues of divested operations included in the prior-year results. Excluding divested operations, revenues improved slightly, primarily the result of an increase in the Canadian dollar relative to the U.S. dollar.

Revenues of the Company's Corporate and Other operations increased $0.9 million to $1.7 million from the $0.8 million reported last year, primarily due to the distributions received this quarter from Custom Direct.

Operating Costs
On a consolidated basis, operating costs for the quarter ended September 30, 2003 were $60.3 million, 22% or $17.0 million lower than the $77.3 million of the same prior-year quarter.

Marketing Communications incurred operating costs of $40.0 million, $2.6 million higher than in the third quarter of 2002. However, operating costs as a percentage of revenues were 84.3% in Q3 2003 versus 88.7% in Q3 2002 due to growth in excess of cost increases combined with the elimination of head office costs since the privatization of Maxxcom on July 31, 2003. Salaries and related costs increased $1.6 million compared to the third quarter of the previous year, but, as a percentage of sales, decreased from 47.2% to 45.4%.

Operating costs of the Secure Transactions Division amounted to $17.7 million in the third quarter of this year and decreased by $20.5 million compared with the $38.2 million of operating costs last year, primarily due to the businesses that have been divested. Operating costs include cost of sales, which increased as a percentage of sales from 44.8% in 2002 to 63.9% in 2003, and salaries and related costs, which increased from 13.3% of sales to 16.2% of sales. These increases are reflective of costs incurred by the stamp operations related to preparation for increased production under the long-term United States Postal Service contract announced last quarter and increased U.S. dollar equivalent operating costs at Canadian facilities as a result of the strengthening Canadian dollar.

The operating costs of Corporate and Other operations amounted to $2.5 million for the quarter, $0.9 million higher than in the same quarter of 2002, primarily the result of $0.6 million of costs allocated to Corporate and Other with the merger of head offices upon the privatization of Maxxcom.

Operating Income before Other Income (Charges)
Operating income before other charges was $7.8 million for the third quarter of this year, $3.4 million or 31% lower than the $11.3 million achieved last year. The growth of the Marketing Communications Division was offset by the impact of divested operations and the increased costs associated with the remaining operations within the Secure Transactions Division. The operating loss attributable to Corporate and Other operations remained at $0.8 million for the quarter.

Marketing Communications contributed $7.4 million in operating income before other charges for the quarter compared with $4.8 million in 2002. The improvement of 56% or $2.7 million was primarily due to the improvement in revenues and contribution from our partner operations combined with the cost reductions achieved through the merger of head offices related to the privatization of Maxxcom. As a result, operating margins were 15.7% of sales in this quarter versus 11.3% of sales in the third quarter of last year.

The Secure Transactions Division earned $1.2 million of operating income before other charges, a decrease of $6.1 million from the prior-year third quarter. Operating income as a percentage of sales decreased from 16.1% last year to 6.4% this year. Excluding the divested operations, the remaining operating units reported a decrease in operating income of $1.6 million compared to 2002 due primarily to higher operating costs in U.S. dollars at Canadian facilities as a result of a stronger Canadian dollar.

Net Gain on Asset Dispositions and Other Charges
The net gain on asset dispositions and other charges was $0.4 million for the third quarter of 2003. A gain on the disposition of the Fund units and settlement of a holdback were partially offset by charges of $1.4 million each for stock-based compensation expenses and a goodwill charge related to the Canadian card operations. In 2002, the gain of $1.5 million related to the divestiture of the non-core assets of A.E. McKenzie Co. Inc., The House of Questa, and the Australian ticketing operation.

Amortization
Amortization expense for the period was $2.7 million, $0.9 million lower than the amortization of $3.6 million last year primarily as a result of the reduction in the capital assets of the Secure Transactions Division. Amortization of the Marketing Communications Division remained relatively unchanged compared to the third quarter of last year at $2.0 million.

Interest, Net
For the third quarter of 2003, interest expense was $1.4 million, down $2.5 million compared with the same period of 2002. The decrease is due primarily to lower levels of indebtedness. The increase in interest expense of the Marketing Communications Division was more than offset by the reduction of interest in Secure Transactions and Corporate and Other due to the retirement of the 10.5% Senior Subordinated Notes ("Notes") and the senior credit facility at head office.

Income Participation of Minority Partners
Income participation of minority partners represents payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements, and was $1.5 million for the quarter, $0.6 million higher than in the same quarter of last year as a result of improved performance in the Marketing Communications Division.

Income before Income Taxes and Minority Interest
The income before income taxes and minority interest was $2.7 million in the quarter ended September 30, 2003, compared to $4.4 million in the 2002 third quarter. The improvement in Marketing Communications was more than offset by reductions in Secure Transactions, primarily due to divestitures, and increased costs at Corporate and Other.

Income Tax Expense
The recovery of income tax recorded for the third quarter was $0.8 million compared with income tax expense of $0.2 million last year. During the quarter, the Company benefited from the recognition of previously unrecognized tax losses.

Minority Interest
Minority interest expense for the quarter was $0.1 million compared with a slight recovery in 2002, and represented the minority interest share of the net income (losses) of Maxxcom and Metaca for the period in which those operations were not wholly-owned subsidiaries.

Net Income for the Period
Net income for the third quarter of 2003 was $3.3 million compared with $4.2 million in 2002. The $1.7 million improvement in the net income of the Marketing Communications

Division was offset by the impact of asset dispositions and a decrease in income attributable to the remaining business segments.

Nine Months Ended September 30, 2003 Compared with the Nine Months Ended September 30, 2002

Revenues
For the first nine months of 2003, consolidated revenues decreased $63.0 million or 21% to $236.9 million compared with $300.0 million for the same period of 2002.

Marketing Communications reported gross billings of $310.2 million and revenues of $136.9 million for the first nine months of 2003. This represents an improvement in gross billings of $33.4 million or 12% and in revenues of $13.7 million or 11% compared with the same period last year. Increased demand in the United States for database management and direct marketing services and growth in the U.K. were greater than the decline experienced in the Canadian operations from a decrease in sales promotion activity and delays in projects related to the "SARS" issues in Toronto.

Sales generated by the Secure Transactions Division for the period were $96.2 million versus $168.5 million in 2002. Revenues of the remaining stamp, card and ticketing operations declined $2.3 million or 5% from last year.

Revenues attributable to Corporate and Other operations decreased $4.4 million from the first nine months of 2002 due to dispositions completed of non-core operations net of distributions from Custom Direct during the second and third quarter of 2003.

Operating Costs
Operating costs, at $211.2 million for the first three quarters of the year, declined 19% or $48.4 million from the first three quarters of last year primarily as a result of dispositions. The operating costs of Marketing Communications increased by $7.9 million, offset by decreases in operating costs of the Secure Transactions Division and Corporate and Other operations of $52.1 million and $4.2 million, respectively.

Operating costs incurred by the Marketing Communications Division during the first nine months of the year totaled $118.0 million compared with $110.2 million for the same period last year. Expressed as a percentage of sales, operating costs were 86.2% in 2003 versus 89.4% in 2002, and salaries and related costs, included in operating costs, decreased from 48.4% to 47.2%, reflective of the cost-efficient structure that has been implemented throughout the organization.

To date in 2003, the operating costs of the Secure Transactions Division totaled $86.3 million, a decrease of $52.1 million from $138.4 million for the first three quarters of 2002, primarily due to dispositions completed since the third quarter of last year.

Operating Income before Other Income (Charges)
Operating income before other charges was $25.8 million for the year-to-date period ended September 30, 2003, and decreased $14.6 million or 36% compared with the $40.4 million earned in the same prior-year period.

The Marketing Communications group improved operating income before other charges by $5.8 million or 44% from the $13.0 million achieved during the first nine months of 2002. Operating income, at $18.8 million, was positively impacted by the improvement in revenues and cost reduction initiatives, including the divisional cost reductions that resulted from the privatization of Maxxcom and the merger of head offices. Operating margins improved to 13.8% of sales on a year-to-date basis from 10.6% of sales in 2002.

Operating income before other charges contributed by the Secure Transactions Division was $9.8 million compared with $30.1 million for the prior year. Excluding the operating profits of disposed operations, operating income of the remaining stamp, ticketing and card businesses was $1.8 million compared to $4.4 million in 2002. The decrease of $2.6 million was principally due to reduced levels of activity and increased costs being incurred by Ashton-Potter to retrofit the plant for increased production related to the Multiprint III contract. Production under the new state-of-the-art equipment is scheduled to commence by the end of the year. Operating income of the remaining operations as a percentage of revenues decreased from 8.8% last year to 3.7% this year.

The operating loss incurred by Corporate and Other operations was $2.9 million for the first three quarters of the year in 2003, relatively unchanged from the $2.8 million reported for 2002, the result of increased head office costs partially offset by dispositions.

Net Gain on Asset Dispositions and Other Charges
For the first nine months of 2003, the net gain on asset dispositions and other charges of $15.4 million comprised gains primarily related to the disposition of the U.S. cheque operations, net of provisions against specific assets and goodwill charges relating to remaining non-core operations and stock-based compensation expense. The disposition of the Canadian cheque operations, A.E. McKenzie Co. Inc. and The House of Questa, and the settlement of $112.5 million of the Notes at 89% of the original principal amount, net of provisions recorded against non-core assets, resulted in a net gain of $99.5 million for the comparable prior-year period.

Unrealized Foreign Exchange Gain
In the first half of 2002, an unrealized foreign exchange gain of $4.4 million was recorded with respect to the U.S. dollar denominated Notes. On July 1, 2002, the Notes were designated as a hedge against the foreign exchange exposure of the U.S. Secure Transactions operations, and any foreign exchange translation adjustment of the Notes reduced offsetting foreign exchange translation adjustment of the U.S. operations, which was reflected in the cumulative translation account within shareholders' equity.

Amortization
Consolidated amortization expense was $9.9 million for the nine-month period ended September 30, 2003, $2.3 million lower than in 2002 primarily due to the lower level of assets associated with the Secure Transactions Division as a result of the divestitures that have been completed.

Interest, Net
The interest expense totaled $9.7 million year-to-date at September 30, 2003, down $4.4 million or 31% from the $14.1 million incurred during the 2002 period due primarily to the significantly reduced level of long-term indebtedness outstanding during the period related to the Secure Transactions and Corporate and Other divisions. The interest expense of the Marketing Communications Division increased $0.6 million for the first nine months of 2003 versus 2002, the net effect of the lower average level of borrowings, the higher weighted average cost of borrowing, and the unfavorable impact the strengthening Canadian dollar had on a significant portion of the debt and related interest payments denominated in Canadian dollars.

Income Participation of Minority Partners
Marketing Communications recorded an expense of $4.0 million with respect to income participation of minority partners for the first nine months of the year compared with $2.3 million for the three quarters of last year, primarily the result of the improved operating performance of the division.

Income before Income Taxes and Minority Interest
Income before income taxes and minority interest was $17.6 million for the nine months ended September 30, 2003, versus $115.7 million in 2002. The $98.1 million decrease is the net effect of improved earnings from Marketing Communications and distributions from portfolio investments, dispositions completed by the Secure Transactions and Corporate and Other divisions, foreign exchange, and interest associated with indebtedness that has been repaid.

Income Tax Expense
Income tax expense was $6.1 million in the first three quarters of this year, compared with $21.5 million last year. Income taxes were 34.7% of income before income taxes and minority interest in 2003 and 18.6% in 2002.

Minority Interest
Minority interest expense represents the minority interest share of the net income (losses) of Maxxcom and Metaca, and, in 2002, also included the minority interest share of the net earnings of Davis + Henderson, Limited Partnership. A recovery of $1.0 million was recorded for the first nine months of 2002 compared with an expense of $2.5 million for the same period of 2002.

Net Income for the Period
Net income earned through the first three quarters was $12.5 million this year compared with $91.7 million in 2002.

Liquidity and Capital Resources
Working Capital
At September 30, 2003, working capital was $26.2 million compared with $40.1 million at the end of the second quarter of 2003 and negative $3.5 million at December 31, 2002. The $13.9 decrease in working capital since June 30 is due primarily to the sale of the Custom Direct Income Fund units in the third quarter, the acquisition of capital assets, the repurchase of shares under a normal course issuer bid and the increase in the current portion of long-term indebtedness. Compared to June 30, 2003, on a consolidated basis, securities held for sale decreased by $20.7 million and accounts receivable increased by $2.1 million. Accounts payable and accrued liabilities decreased by $1.3 million and deferred acquisition consideration by $4.0 million, offset by increases in deferred revenue and the current portion of long-term indebtedness of $1.4 million and $7.3 million, respectively.

It was decided that the Company possessed sufficient liquid funds to finance foreseeable requirements and hence decided to cancel its $25 million senior credit facility during the third quarter. At September 30, 2003, Maxxcom had utilized approximately $30 million of its $43 million facility in the form of drawings and letters of credit. Cash and undrawn available bank credit facilities to support the Company's future cash requirements, as at September 30, 2003, were approximately $65 million.

Long-term Indebtedness
Long-term indebtedness (including the current portion of long-term indebtedness) at the end of the third quarter was $91.2 million, a reduction of $68.4 million compared with the $159.6 million outstanding at December 31, 2002, due primarily to the redemption of the Notes in the second quarter partially offset by new indebtedness incurred by Maxxcom, also in the second quarter, to fund deferred acquisition consideration paid and certain capital expenditures. During the third quarter of 2003, $0.9 million of long-term indebtedness was repaid, including the repurchase of CDN$1.0 million of the CDN$50.0 million 7% convertible notes under a normal course issuer bid.

Deferred Acquisition Consideration
Acquisitions of businesses by the Company typically include commitments to contingent deferred purchase obligations and often include rights to require the Company to acquire the remaining ownership interests held by subsidiary shareholders. Deferred purchase price obligations are generally payable annually over a three-year period following the acquisition date and are payable based on achievement of certain thresholds of future earnings and, in certain cases, also based on the rate of growth of those earnings. At September 30, 2003, approximately $5.4 million of deferred purchase price obligations related to prior-year acquisitions is reflected on the Company's balance sheet. A portion of this obligation, approximately $2.1 million, may be settled through the issuance of the Company's Class A subordinate voting shares. The cash portion of this obligation is expected to be funded during 2003 and 2004 through the use of operating funds and bank borrowings.

Based on various assumptions as to future operating results of the existing relevant entities, it is estimated that approximately $0.6 million of further additional deferred purchase obligations would be earned during 2003 or thereafter.

Put Rights of Subsidiaries' Minority Shareholders
Owners of interests in certain of the Marketing and Communications subsidiaries have the right in certain circumstances to require the Company to acquire the remaining ownership interests held by them. The owners' ability to exercise these rights is subject to the satisfaction of certain conditions, such as the provision of a period of notice in advance of exercising such right or the installation of successor management in the subsidiary, and in some cases is related to the employment status of the holder of the right. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of the Company to fund the related amounts during the period 2003 to 2009. Except as described below, it is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

The amount payable in the event such rights are exercised is dependent on various valuation formulas and on future events, such as the average earnings of the relevant subsidiary through that date of exercise, the growth rate of the earnings of the relevant subsidiary during that period, and, in most cases, the currency exchange rate at the date of payment.

Management estimates, assuming that the subsidiaries perform over the relevant future periods at their 2002 earnings levels, that these rights, if all exercised, could require the Company, in future periods, to pay an aggregate of approximately $49 million to the owners of such rights to acquire the remaining ownership interests in the relevant subsidiaries. Of this amount, the Company is entitled, at its option, to fund approximately $5 million by the issuance of share capital.

The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised. The actual amounts paid will be different from these estimates, and these differences could be material.

If these rights were exercised in aggregate, the Company would acquire incremental ownership interests in the relevant Marketing and Communications subsidiaries entitling the Company to additional annual operating income before other charges estimated to be approximately $8 million, using the same earnings basis used to determine the aggregate purchase price noted above. The actual amounts paid will be different from this estimate, and these differences could be material.

Of the estimated aggregate amount, approximately $6 million relates to rights exercisable in 2003 associated with three subsidiaries. Shareholders of two of the subsidiaries have given one-year advance notice of their intent to exercise their rights to require the Company to purchase one-third of their total respective interests in the related subsidiaries. The shareholder of the third subsidiary is fully expected to exercise in 2003. Should these three shareholders ultimately exercise the right as indicated, the Company will be required to fund these obligations in the fourth quarter of 2003. The actual amounts ultimately paid will be different from these estimates, and these differences may be material. The Company expects to fund the acquisition of these interests, if and when they become due, through the use of cash derived from operations and bank borrowings. Accordingly, the acquisition of these equity interests will not be recorded in the Company's financial statements until ownership is transferred.

Cash Flow from Operations
Cash flow from operations, before changes in non-cash working capital, for the three and nine months ended September 30, 2003 was $5.9 million and $13.3 million, respectively. This represents a decrease of $1.8 million from the cash flow generated from the same quarter of 2002 and of $4.0 million from the first nine months, reflective of the impact of lower revenues and operating income before other charges related to the Secure Transactions and Corporate and Other operations.

Cash flows from investing activities were $7.7 million for the quarter compared with $0.5 million in the third quarter of 2002. During the quarter, net proceeds received from the sale of Fund units net of the investing activities, including the payment of $4.0 million of Earnouts, amounted to $12.4 million. The $4.3 million increase in capital and other assets expenditures in the third quarter versus the same quarter of last year was primarily related to the development of customer service centers, additional investment in new premises and applications software by Marketing and Communications, and the purchase of manufacturing equipment in Secure Transactions, partially offset by the repayment of employee loans.

During the quarter, cash flows used in financing activities amounted to $5.6 million and comprised a repayment of $0.9 million of long-term indebtedness, proceeds of $1.7 million from the issuance of share capital through the exercise of options, and $6.3 million used to repurchase shares of the Company under a normal course issuer bid.

Outlook
We remain focused on growing our Marketing and Communications organization combined with the prudent divestiture of the remaining non-core operations. We are building a partnership of innovative, entrepreneurial firms, each with a point of difference in its respective market. To better reflect this direction and the central role of the dedicated people at our partner companies, MDC will be changing the company name to MDC Partners Inc. Management believes MDC is well positioned to achieve significant growth both organically and through selective acquisitions.

Consolidated Interim Financial Statements

  Consolidated Interim Balance Sheets
  (in thousands of U.S. dollars)
                                                                                 September 30,            December 31,
  As at                                                                                   2003                    2002
-----------------------------------------------------------------------------------------------------------------------
                                                                                   (unaudited)               (audited)
  Assets
  Current
  Cash and cash equivalents                                                      $      52,700           $      37,788
  Accounts receivable                                                                   78,021                  67,457
  Inventory                                                                              5,464                   7,005
  Prepaid expenses and sundry                                                            5,676                   6,266
                                                                                --------------------------------------
                                                                                       141,861                 118,516
  Portfolio investments                                                                 15,834                     103
  Capital and other assets                                                              59,660                  79,864
  Goodwill                                                                             100,879                 185,637
                                                                                --------------------------------------
                                                                                 $     318,234           $     384,120
                                                                                ======================================

  Liabilities and Shareholders' Equity
  Current
  Accounts payable and accrued liabilities                                       $      83,402           $      82,874
  Deferred acquisition consideration                                                     5,350                  23,966
  Deferred revenue                                                                      15,011                  11,104
  Current portion of long-term indebtedness                                             11,885                   4,088
                                                                                 -------------------------------------
                                                                                       115,648                 122,032
  Long-term indebtedness                                                                79,288                 155,514
                                                                                 -------------------------------------
                                                                                       194,936                 277,546
                                                                                 -------------------------------------
  Minority interest                                                                      2,534                   9,824
                                                                                 -------------------------------------

  Shareholders' equity
  Share capital (note 5)                                                               115,025                  96,407
  Contributed surplus                                                                    1,900                       -
  Other paid-in capital                                                                 29,146                  24,179
  Cumulative translation adjustment                                                     (5,370)                  7,858
  Retained earnings (deficit)                                                          (19,937)                (31,694)
                                                                                 -------------------------------------
                                                                                       120,764                  96,750
                                                                                 -------------------------------------
                                                                                 $     318,234           $     384,120
                                                                                 =====================================

  The accompanying notes are an integral part of these financial statements.

  Consolidated Interim Statements of Retained Earnings (Deficit)
  (in thousands of U.S. dollars) (unaudited)

                                                                For the three months               For the nine months
                                                                 ended September 30,               ended September 30,
                                                               2003             2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------

  Retained earnings (deficit),
  beginning of period as
  previously reported                                  $    (23,009)   $     (36,997)  $      (31,694)   $     (61,575)
  Impact of transitional goodwill
  impairment charge                                               -                -                -          (62,477)
                                                       ---------------------------------------------------------------
  Opening retained earnings
  (deficit), as restated                                    (23,009)         (36,997)         (31,694)        (124,052)
  Net income for the period                                   3,341            4,179           12,565           91,721
                                                       ---------------------------------------------------------------
                                                            (19,668)         (32,818)         (19,129)         (32,331)
  Allocation to other paid-in
  capital, net of income
  tax recovery                                                 (269)            (245)            (808)            (732)
                                                       ---------------------------------------------------------------
  Retained earnings (deficit),
  end of period                                        $    (19,937)   $     (33,063)  $      (19,937)   $     (33,063)
                                                       ===============================================================


  The accompanying notes are an integral part of these financial statements.

  Consolidated Interim Statements of Operations
  (in thousands of U.S. dollars, except per share amounts) (unaudited)

                                                                For the three months               For the nine months
                                                                 ended September 30,               ended September 30,
                                                               2003             2002             2003             2002
----------------------------------------------------------------------------------------------------------------------

  Gross billings                                       $    132,140    $     140,545   $      410,304    $     453,614
                                                       ===============================================================
  Revenues                                             $     68,088    $      88,548   $      236,928    $     299,952
  Operating costs                                            60,252           77,267          211,159          259,555
                                                       ---------------------------------------------------------------
  Operating income before
  other income (charges)                                      7,836           11,281           25,769           40,397
                                                       ---------------------------------------------------------------
  Other income (charges)
  Net gain on asset dispositions
  and other charges (note 6)                                    445            1,456           15,415           99,483
  Unrealized foreign exchange gain                                -                -                -            4,380
  Amortization                                               (2,723)          (3,566)          (9,868)         (12,208)
  Interest, net                                              (1,439)          (3,873)          (9,654)         (14,077)
  Income participation of minority
  partners (note 7)                                          (1,455)            (900)          (4,019)          (2,252)
                                                       ---------------------------------------------------------------
                                                             (5,172)          (6,883)          (8,126)          75,326
                                                       ---------------------------------------------------------------
  Income before income taxes and
  minority interest                                           2,664            4,398           17,643          115,723
  Income taxes (recovery)                                      (818)             224            6,122           21,479
                                                       ---------------------------------------------------------------
  Income before minority interest                             3,482            4,174           11,521           94,244
  Minority interest (recovery)                                  141               (5)          (1,044)           2,523
                                                       ---------------------------------------------------------------
  Net income for the period                            $      3,341    $       4,179   $       12,565    $      91,721
                                                       ===============================================================
  Earnings per share
  Basic                                                $       0.17    $        0.23   $         0.67    $        5.38
                                                       ===============================================================
  Diluted                                              $       0.15    $        0.16   $         0.55    $        3.61
                                                       ===============================================================


  The accompanying notes are an integral part of these financial statements.

  Consolidated Interim Statements of Cash Flows
  (in thousands of U.S. dollars) (unaudited)

                                                               For the three months                For the nine months
                                                                ended September 30,                ended September 30,
                                                              2003             2002              2003             2002
----------------------------------------------------------------------------------------------------------------------
  Cash provided by (used in)
  Operating activities
  Net income for the period                          $       3,341    $       4,179    $       12,565    $      91,721
  Items not involving cash
  Net gain on asset dispositions
  and other charges                                           (445)          (1,286)          (15,415)        (100,010)
  Unrealized foreign exchange gain                               -                -                 -           (4,380)
  Restructuring and other
  charges - paid                                              (216)            (608)             (804)          (3,261)
  Amortization                                               2,723            3,566             9,868           12,208
  Future income taxes                                         (516)             176             4,867           18,889
  Interest capitalized                                       1,344            1,692             3,408            2,458
  Other                                                       (364)             (86)           (1,207)            (389)
                                                     -----------------------------------------------------------------
                                                             5,867            7,633            13,282           17,236
  Changes in non-cash
  working capital                                           (2,434)           1,172            (5,512)            (629)
                                                     -----------------------------------------------------------------
  Cash flows from operating
  activities                                                 3,433            8,805             7,770           16,607
                                                     -----------------------------------------------------------------

  Investing activities
  Investments and acquisitions, net                         12,386            2,347            95,860          161,234
  Capital assets, net                                       (5,819)          (1,519)          (14,456)          (5,671)
  Other assets                                               1,117             (346)            3,933           (1,111)
                                                     -----------------------------------------------------------------
  Cash flows from investing
  activities                                                 7,684              482            85,337          154,452
                                                     -----------------------------------------------------------------

  Financing activities
  Proceeds on issuance of
  long-term indebtedness                                         -                -            11,439            3,046
  Repayment of long-term indebtedness                         (918)          (7,679)          (89,330)        (185,751)
  Issuance of share capital                                  1,652                -             1,652                -
  Repurchase of share capital                               (6,343)               -            (6,343)               -
                                                     -----------------------------------------------------------------
  Cash flows used in
  financing activities                                      (5,609)          (7,679)          (82,582)        (182,705)
                                                     -----------------------------------------------------------------
  Effect of exchange rate changes
  on cash and cash equivalents                               2,305              733             4,387            5,247
                                                     -----------------------------------------------------------------
  Increase (decrease) in cash and
  cash equivalents during the period                         7,813            2,341            14,912           (6,399)
  Cash and cash equivalents,
  beginning of period                                       44,887           28,491            37,788           37,231
                                                     -----------------------------------------------------------------
  Cash and cash equivalents,
  end of period                                      $      52,700    $      30,832    $       52,700    $      30,832
                                                     =================================================================

The accompanying notes are an integral part of these financial statements.

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
               September 30, 2003 (in thousands of U.S. dollars,
                     except per share amounts) (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited annual financial statements for the year ended December 31, 2002. The significant accounting policies follow that of the most recently reported annual financial statements, except for the following:

REPORTING CURRENCY
Historically, the Company's consolidated financial statements have been presented in Canadian dollars. In order to more fully reflect the global nature of the Company's business and shareholder base, and to improve investors' ability to compare the Company's results with those of most other publicly traded businesses in the marketing communications industry, which also report in U.S. dollars, the U.S. dollar has been adopted as the Company's reporting currency effective September 30, 2003. The functional currencies of each of the Company's operations are unchanged. The consolidated financial statements and notes thereto have been restated in U.S. dollars for all periods presented.

IMPAIRMENT OF LONG-LIVED ASSETS
Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the impairment of long-lived assets. These standards require that an impairment loss be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

GOODWILL AND OTHER INTANGIBLES
Effective January 1, 2002, the Company adopted the recommendations of the CICA with respect to goodwill and other intangibles. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed in the second quarter of 2002, and as a result, a transitional impairment loss of $99,513 (net of income tax recovery of $16,000) was charged to opening retained earnings. The comparative quarterly results have been restated to reflect this change effective January 1, 2002.

2. ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

3. ACQUISITIONS
The following are the acquisitions during the period. These acquisitions were accounted for by the purchase method and consolidated from the respective effective date of acquisition.

2003 ACQUISITIONS
Effective July 31, 2003, the Company acquired the remaining 26% of Maxxcom Inc. that it did not already own.

Effective September 30, 2003, the Company acquired the remaining 15% of Metaca Corporation that it did not already own.

The assets acquired and the consideration given are as follows:

  Net assets acquired at fair value
  Reduction in minority interest                              $       6,844
  Goodwill                                                           24,461
                                                              --------------
                                                              $      31,305
                                                              ==============

  Consideration
  Cash                                                        $       2,496
  Class A shares issued                                              23,327
  Fair value of stock options and warrants issued                     1,900
  Other acquisition costs                                             3,582
                                                              --------------
                                                              $      31,305
                                                              ==============

4. INTEREST IN JOINTLY CONTROLLED ENTITY
The Company accounts for its 49% interest in Crispin Porter + Bogusky LLC, a jointly controlled entity, using the proportionate consolidation method. The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entity as at and for the nine months ended September 30:

                                                                                          2003                    2002
-----------------------------------------------------------------------------------------------------------------------

  BALANCE SHEET
  Current assets                                                                 $      13,176           $      11,193
  Long-term assets                                                                       2,601                     423
  Current liabilities                                                                  (11,718)                (10,917)

  STATEMENT OF OPERATIONS
  Gross billings                                                                 $      44,872           $      23,465
  Revenues                                                                               9,230                   6,145
  Expenses                                                                               6,395                   4,738
  Income before income taxes                                                             2,835                   1,407
  Net income                                                                             1,768                     878

  STATEMENT OF CASH FLOWS
  Cash provided by (used in):
  Operating activities                                                           $       1,834           $       1,932
  Investing activities                                                                  (1,453)                   (151)
  Financing activities                                                                      21                  (1,184)

5. SHARE CAPITAL
Changes to the Company's issued and outstanding share capital during the nine months ended September 30, 2003 are as follows:

                                                                                        Shares                  Amount
-----------------------------------------------------------------------------------------------------------------------

  CLASS A
  Balance, January 1, 2003                                                          16,464,871           $      96,272
  Shares acquired and cancelled pursuant to a
  normal course issuer bid                                                            (636,916)                 (6,343)
  Share options exercised                                                              268,000                   1,652
  Shares issued on privatization of Maxxcom Inc.                                     2,473,183                  23,327
  Share issue costs                                                                          -                     (18)
                                                                                   ------------------------------------
  Balance, September 30, 2003                                                       18,569,138                 114,890
                                                                                   ====================================

  CLASS B
  Balance, January 1, 2003 and September 30, 2003                                      450,470                     135
                                                                                   ------------------------------------
  TOTAL CLASS A AND CLASS B SHARE CAPITAL                                           19,019,608           $     115,025
                                                                                   ====================================



  Share option transactions during the nine months ended September 30, 2003 are summarized as follows:

                                                                  Options Outstanding              Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
                                                           Weighted          Weighted
                                                            Average           Average
                                                             Number         Price per         Number         Price per
                                                        Outstanding             Share    Outstanding             Share
  Balance, beginning of period                            2,249,628    $         6.45      1,353,344    $         7.63
  Granted                                                   594,000              5.71
  Granted on privatization of
  Maxxcom Inc.                                              534,960              6.24
  Exercised                                                (268,000)             6.13
  Expired and cancelled                                    (831,794)             9.46
                                                         --------------------------------------------------------------
  Balance, end of period                                  2,278,794    $         6.33        920,526    $         7.95
                                                         ==============================================================



  Share options outstanding as at September 30, 2003 are summarized as follows:

                                                                  Options Outstanding              Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
  Range of                                                 Weighted          Weighted                         Weighted
  Exercise                                                  Average           Average                          Average
  Prices                                  Number        Contractual         Price per         Number         Price per
                                     Outstanding               Life             Share    Exercisable             Share
   $    2.86 -  $     4.50               814,535                4.1    $         3.94        172,907    $         3.89
   $    4.51 -  $     6.00               535,515                4.7    $         5.38        112,132    $         5.40
   $    6.01 -  $     9.00               547,607                3.4    $         7.18        353,188    $         7.41
   $    9.01 -  $    13.50               369,707                2.8    $        10.61        270,869    $        10.86
   $   40.00 -  $    42.00                11,430                0.8    $        41.80         11,430    $        41.80

The Company records no compensation expense when options are issued to employees and directors, but provides pro forma information for options granted after January 1, 2002. The Company estimates the fair value of each share option on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; expected volatility of 40%; expected option life of five years; and no dividend payment. Had compensation expense been recorded for employee and director stock option grants, the resulting pro forma net income and earnings per share would be as follows:

                                                                        Three months                       Nine months
                                                                 ended September 30,               ended September 30,
                                                                2003            2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------

  Pro forma net income                                 $       3,203   $       4,174   $       12,256    $      91,713
                                                       ================================================================
  Pro forma earnings per share
  Basic                                                $        0.16   $        0.23   $         0.65    $        5.38
                                                       ================================================================
  Diluted                                              $        0.14   $        0.16   $         0.53    $        3.61
                                                       ================================================================



The Company, however, does record compensation expense with respect to stock appreciation rights. During the nine months ended September 30, 2003, the Compensation Committee of the Board of Directors approved a stock appreciation rights compensation program for senior executives of the Company. Stock appreciation rights have a term of four years and vest one-third on each anniversary date. During the nine months ended September 30, 2003, 1,650,479 stock appreciation rights were granted with rights prices ranging from $3.70 to $7.41 with an average price of $5.53. The Company has recorded non-cash compensation expense of $2,175 with respect to stock appreciation rights.

6. NET GAIN ON ASSET DISPOSITIONS AND OTHER CHARGES

                                                                For the three months               For the nine months
                                                                 ended September 30,               ended September 30,
                                                                2003            2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------
  Non-cash charges against
  specific assets                                      $           -   $           -   $       (8,129)   $      (3,209)
  Stock-based compensation
  expense                                                     (1,428)              -           (2,175)               -
  Goodwill charges                                            (1,438)              -          (10,101)               -
  Net gain on asset dispositions                               3,311           1,456           35,820          102,692
                                                       ----------------------------------------------------------------
                                                       $         445   $       1,456   $       15,415    $      99,483
                                                       ================================================================



7. INCOME PARTICIPATION OF MINORITY PARTNERS
These amounts represent payments to minority shareholders of subsidiary companies pursuant to their respective shareholder agreements.

8. COMPARATIVE FIGURES
The comparative figures have been reclassified to conform with the current period presentation.

9. SEGMENTED INFORMATION
Based on the Company's internal management structure, the Company's operations are in primarily two business segments - Marketing Communications and Secure Transactions. Marketing Communications services, through MDC's network of entrepreneurial firms, include advertising and media, customer relationship management, and marketing services. Secure Transactions operations provide security products and services in three primary areas: electronic transaction products such as credit, debit, telephone and smart cards; secure ticketing products such as airline, transit and event tickets; and stamps, both postal and excise.

  For the three months ended                            Marketing              Secure        Corporate
  September 30, 2003                               Communications        Transactions          & Other           Total
-----------------------------------------------------------------------------------------------------------------------

  EARNINGS
  GROSS BILLINGS                                   $      111,528    $         18,898   $        1,714   $     132,140
                                                   ====================================================================
  REVENUES                                         $       47,476    $         18,898   $        1,714   $      68,088
                                                   --------------------------------------------------------------------
  OPERATING COSTS
  Cost of sales                                                 -              12,073              189          12,262
  Salaries and related costs                               21,566               3,069              979          25,614
  General and other operating costs                        18,466               2,548            1,362          22,376
                                                   --------------------------------------------------------------------
                                                           40,032              17,690            2,530          60,252
                                                   --------------------------------------------------------------------
  OPERATING INCOME (LOSS) BEFORE
  OTHER INCOME (CHARGES)                                    7,444               1,208             (816)          7,836
                                                   --------------------------------------------------------------------
  Net gain (loss) on asset dispositions
  and other charges                                            47               1,876           (1,478)            445
  Amortization                                             (1,990)               (544)            (189)         (2,723)
  Interest, net                                            (1,717)               (238)             516          (1,439)
  Income participation of minority partners                (1,455)                  -                -          (1,455)
                                                   --------------------------------------------------------------------
                                                           (5,115)              1,094           (1,151)         (5,172)
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES
  AND MINORITY INTEREST                                     2,329               2,302           (1,967)          2,664
  Income taxes (recovery)                                     252                (480)            (590)           (818)
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE MINORITY INTEREST                    2,077               2,782           (1,377)          3,482
  Minority interest                                             -                  14              127             141
                                                   --------------------------------------------------------------------
  NET INCOME (LOSS)                                $        2,077    $          2,768   $       (1,504)  $       3,341
                                                   ====================================================================


  For the three months ended                            Marketing              Secure        Corporate
  September 30, 2002                               Communications        Transactions          & Other           Total
-----------------------------------------------------------------------------------------------------------------------

  EARNINGS
  GROSS BILLINGS                                   $       94,204    $         45,516   $          825   $     140,545
                                                   ====================================================================
  REVENUES                                         $       42,207    $         45,516   $          825   $      88,548
                                                   --------------------------------------------------------------------
  OPERATING COSTS
  Cost of sales                                                 -              20,396              238          20,634
  Salaries and related costs                               19,961               6,064              718          26,743
  General and other operating costs                        17,482              11,720              688          29,890
                                                   --------------------------------------------------------------------
                                                           37,443              38,180            1,644          77,267
                                                   --------------------------------------------------------------------
  OPERATING INCOME (LOSS) BEFORE
  OTHER INCOME (CHARGES)                                    4,764               7,336             (819)         11,281
                                                   --------------------------------------------------------------------
  Net gain (loss) on asset dispositions
  and other charges                                             -               1,349              107           1,456
  Amortization                                             (1,926)             (1,415)            (225)         (3,566)
  Interest, net                                            (1,369)             (2,540)              36          (3,873)
  Income participation of
  minority partners                                          (900)                  -                -            (900)
                                                   --------------------------------------------------------------------
                                                           (4,195)             (2,606)             (82)         (6,883)
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES
  AND MINORITY INTEREST                                       569               4,730             (901)          4,398
  Income taxes (recovery)                                     165                 367             (308)            224
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE MINORITY INTEREST                      404               4,363             (593)          4,174
  Minority interest (recovery)                                  -                 (89)              84              (5)
                                                   --------------------------------------------------------------------
  NET INCOME (LOSS)                                $          404    $          4,452   $         (677)  $       4,179
                                                   ====================================================================


  For the nine months ended                             Marketing              Secure        Corporate
  September 30, 2003                               Communications        Transactions          & Other           Total
-----------------------------------------------------------------------------------------------------------------------

  EARNINGS
  GROSS BILLINGS                                   $      310,245    $         96,173   $        3,886   $     410,304
                                                   ====================================================================
  REVENUES                                         $      136,869    $         96,173   $        3,886   $     236,928
                                                   --------------------------------------------------------------------
  OPERATING COSTS
  Cost of sales                                                 -              46,422              544          46,966
  Salaries and related costs                               64,610              14,835            3,051          82,496
  General and other operating costs                        53,428              25,067            3,202          81,697
                                                   --------------------------------------------------------------------
                                                          118,038              86,324            6,797         211,159
                                                   --------------------------------------------------------------------
  OPERATING INCOME (LOSS) BEFORE
  OTHER INCOME (CHARGES)                                   18,831               9,849           (2,911)         25,769
                                                   --------------------------------------------------------------------
  Net gain (loss) on asset dispositions
  and other charges                                           163              17,603           (2,351)         15,415
  Unrealized foreign exchange gain                              -                   -                -               -
  Amortization                                             (5,852)             (3,170)            (846)         (9,868)
  Interest, net                                            (4,624)             (4,664)            (366)         (9,654)
  Income participation of
  minority partners                                        (4,019)                  -                -          (4,019)
                                                   --------------------------------------------------------------------
                                                          (14,332)              9,769           (3,563)         (8,126)
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES
  AND MINORITY INTEREST                                     4,499              19,618           (6,474)         17,643
  Income taxes (recovery)                                   1,133               6,931           (1,942)          6,122
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE MINORITY INTEREST                    3,366              12,687           (4,532)         11,521
  Minority interest (recovery)                                  -              (1,536)             492          (1,044)
                                                   --------------------------------------------------------------------
  NET INCOME (LOSS)                                $        3,366    $         14,223   $       (5,024)  $      12,565
                                                   ====================================================================
  TOTAL ASSETS                                     $      220,681    $         45,329   $       52,224   $     318,234
                                                   ====================================================================



  For the nine months ended                             Marketing              Secure        Corporate
  September 30, 2002                               Communications        Transactions          & Other           Total
-----------------------------------------------------------------------------------------------------------------------

  EARNINGS
  GROSS BILLINGS                                   $      276,872    $        168,504   $        8,238   $     453,614
                                                   ====================================================================
  REVENUES                                         $      123,210    $        168,504   $        8,238   $     299,952
                                                   --------------------------------------------------------------------
  OPERATING COSTS
  Cost of sales                                                 -              77,827            3,907          81,734
  Salaries and related costs                               59,583              22,969            2,077          84,629
  General and other operating costs                        50,582              37,579            5,031          93,192
                                                   --------------------------------------------------------------------
                                                          110,165             138,375           11,015         259,555
                                                   --------------------------------------------------------------------
  OPERATING INCOME (LOSS) BEFORE
  OTHER INCOME (CHARGES)                                   13,045              30,129           (2,777)         40,397
                                                   --------------------------------------------------------------------
  Net gain (loss) on asset dispositions
  [GRAPHIC OMITTED]and other charges                            -             101,838           (2,355)         99,483
  Unrealized foreign exchange gain                              -                   -            4,380           4,380
  Amortization                                             (5,449)             (5,903)            (856)        (12,208)
  Interest, net                                            (4,033)             (8,378)          (1,666)        (14,077)
  Income participation of minority partners                (2,252)                  -                -          (2,252)
                                                   --------------------------------------------------------------------
                                                          (11,734)             87,557             (497)         75,326
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE INCOME TAXES
  AND MINORITY INTEREST                                     1,311             117,686           (3,274)        115,723
  Income taxes (recovery)                                      12              22,580           (1,113)         21,479
                                                   --------------------------------------------------------------------
  INCOME (LOSS) BEFORE MINORITY INTEREST                    1,299              95,106           (2,161)         94,244
  Minority interest (recovery)                                  -               2,197              326           2,523
                                                   --------------------------------------------------------------------
  NET INCOME (LOSS)                                $        1,299    $         92,909   $       (2,487)  $      91,721
                                                   ====================================================================
  TOTAL ASSETS                                     $      181,327    $        164,048   $       21,213   $     366,588
                                                   ====================================================================


                                                                For the three months               For the nine months
                                                                 ended September 30,               ended September 30,
                                                               2003             2002             2003             2002
-----------------------------------------------------------------------------------------------------------------------

  GEOGRAPHIC INFORMATION
  REVENUES
  Canada                                               $     24,266    $      23,618   $       65,532    $     109,044
  United States                                              36,535           56,633          153,324          167,945
  Other countries                                             7,287            8,297           18,072           22,963
                                                       ----------------------------------------------------------------
  Total                                                $     68,088    $      88,548   $      236,928    $     299,952
                                                       ================================================================

  As at September 30,                                                                            2003             2002
-----------------------------------------------------------------------------------------------------------------------

  CAPITAL ASSETS AND GOODWILL
  Canada                                                                               $       28,969    $      40,360
  United States                                                                               106,671          156,823
  Other countries                                                                               6,914           12,944
                                                                                       --------------------------------
  Total                                                                                $      142,554    $     210,127
                                                                                       ================================

                            SHAREHOLDER INFORMATION

LEGAL COUNSEL                                                INVESTOR RELATIONS

CANADA                                                       For Investor Relations information
Fogler, Rubinoff                                             please call Trevor Maunder
Toronto, Ontario                                             Director, Investor Relations
                                                             (416) 960-9000 ext. 226
USA
Simpson Thacher & Bartlett
New York, New York                                           STOCK EXCHANGE LISTING

Skadden Arps Slate Meagher & Flom                           The Class A shares of the Company are listed on The
New York, New York                                          Toronto Stock Exchange and on the NASDAQ National Market
                                                            in the United States.


AUDITORS                                                     THE TORONTO STOCK EXCHANGE
                                                             TRADING SYMBOL
BDO Dunwoody LLP
                                                             MDZ.A

BANKERS
                                                             NASDAQ NATIONAL MARKET
The Toronto-Dominion Bank
Canadian Imperial Bank                                       MDCA
   of Commerce
Bank of Nova Scotia


TRANSFER AGENT

CIBC Mellon Trust Company
CIBC Mellon Trust Company operates
a telephone information inquiry line
that can be reached by dialing toll-free
1-800-387-0825 or (416) 643-5500.

Correspondence may be
addressed to:

MDC Corporation Inc.
c/o  CIBC Mellon Trust Company
     Corporate Trust Services
     P.O. Box 7010
     Adelaide Street Postal Station
     Toronto, Ontario M5G 2M7

MDC Corporation Inc., operating as MDC Partners, is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC also offers security-sensitive transaction products and services through its Secure Transactions Division. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

                                              45 Hazelton Avenue
                                              Toronto, Ontario
                                              Canada M5R 2E3

                                              Phone: (416) 960-9000
                                              Fax: (416) 960-9555

                                              www.mdccorp.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MDC CORPORATION INC.
                                     ------------------------------------------
                                                    (Registrant)

Date:   December 8, 2003             By:     /s/ Walter Campbell
        ------------------------             ----------------------------------
                                                        (Signature)
                                             Walter Campbell
                                             Senior Vice President Finance